EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$8,908	$(8,116)	$(65,370)	$(51,986)
Less: Participating securities dividends	-	383	2,566	7,858
Net loss attributable to the Company per common share – basic and diluted	$8,908	$(8,499)	$(67,936)	$(59,844)

DENOMINATOR:
Weighted average common shares outstanding – basic	357,501	356,944	357,427	356,655
Effect of dilutive securities:
Stock options and restricted stock (1)	1,265	-	-	-
Weighted average common shares outstanding – diluted	358,766	356,944	357,427	356,655

Net income (loss) attributable to the Company per common share:
Basic	$0.02	$(0.02)	$(0.19)	$(0.17)
Diluted	$0.02	$(0.02)	$(0.19)	$(0.17)

(1)     Equity awards of 6.1 million and 9.9 million were outstanding for the three months ended June 30, 2013 and 2012, respectively, and 9.6 million and 9.9 million were outstanding for the six months ended June 30, 2013 and 2012, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.